July 6, 2009

Manulife Financial announces $1 billion issue of Innovative Tier 1 Notes

TORONTO – Manulife Financial announced today that Manulife Financial Capital Trust II (the “Trust”), a trust wholly-owned by The Manufacturers Life Insurance Company (“MLI”), will issue $1 billion of Manulife Financial Capital Trust II Notes - Series 1 due December 31, 2108 (“MaCS II - Series 1”).  The MaCS II - Series 1 are expected to qualify as Tier 1 capital of MLI for regulatory purposes.  The Trust intends to file a final prospectus with the Canadian securities regulators as soon as possible.

Interest on the MaCS II - Series 1 is payable semi-annually.  From the date of issue to but excluding December 31, 2019, the rate of interest on the MaCS II - Series 1 will be fixed at 7.405% per annum.  Starting on December 31, 2019, and on every fifth anniversary after such date, the rate of interest on the MaCS II - Series 1 will be reset as described in the prospectus filed by the Trust and MLI.

On or after December 31, 2014, the Trust may, at its option and subject to certain conditions, redeem the MaCS II - Series 1, in whole or in part.

In certain circumstances, the MaCS II - Series 1 or interest thereon may be automatically exchanged or paid by the issuance of non-cumulative Class 1 Preferred Shares of MLI.

The transaction is expected to close on July 10, 2009. An amount equivalent to the net proceeds will be used by Manulife Financial Corporation (“MFC”) to acquire liquid assets for possible future retirement of amounts outstanding under MFC’s credit facility or for general corporate purposes.  The offering is not expected to initially result in an increase to MLI’s reported MCCSR ratio (Minimum Continuing Capital and Surplus Requirements for Life Insurance Companies).

RBC Capital Markets and National Bank Financial are the lead underwriters on the issue.

The securities have not been and will not be registered in the United States under the Securities Act of 1933, as amended, and may not be offered, sold or delivered in the United States or to U.S. Persons absent registration or applicable exemption from the registration requirement of such Act.  This press release does not constitute an offer to sell or a solicitation to buy the securities in the United States.

About Manulife Financial

Manulife Financial is a leading Canadian-based financial services group serving millions of customers in 19 countries and territories worldwide. Operating as Manulife Financial in Canada and Asia, and primarily through John Hancock in the United States, the Company offers customers a diverse range of financial protection products and wealth management services through its extensive network of employees, agents and distribution partners.  Funds under management by Manulife Financial and its subsidiaries were Cdn$405 billion (US$322 billion) as at March 31, 2009.

Manulife Financial Corporation trades as 'MFC' on the TSX, NYSE and PSE, and under '945' on the SEHK. Manulife Financial can be found on the Internet at www.manulife.com.

Media inquiries:
Laurie Lupton
416-852-7792
laurie_lupton@manulife.com

David Paterson
(w) 416-852-7792
(cell) 416-456-3621
david_paterson@manulife.com

Investor Relations:
Amir Gorgi
1-800-795-9767
investor_relations@manulife.com